EXHIBIT 99.1

Golar LNG Partners L.P. - Announcement of filing of Form 20-F Annual Report

Golar LNG Partners LP announces that it has filed its Form 20-F for the year ended December 31, 2017 with the Securities and Exchange Commission in the U.S.

Form 20-F can be downloaded from the link below, is available on our website (www.golarlngpartners.com) and unitholders may receive a hard copy free of charge upon request.

April 16, 2018
The Board of Directors
Hamilton, Bermuda
Enquiries:
Golar Management Limited: + 44 207 063 7900
Stuart Buchanan

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Attachment

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